Exhibit 4(c)(xlii)

Smith & Nephew, Inc	1-978-749-1000
150 Minuteman Road	1-800-343-8386
Andover, MA 01810	www.smith-nephew.com
USA

3 April 2018

Dear Namal:

I am pleased to offer you employment with Smith & Nephew, Inc. (“Smith & Nephew” or the “Company”) in the position of Chief Executive Officer of Smith & Nephew Group reporting directly to the Board of Smith & Nephew plc.

While so employed, you must devote your full time, attention, energy, knowledge and skills to carrying out all the assigned duties and functions consistent with your role, which you promise to perform faithfully, diligently and to the best of your ability; and must exercise all powers and comply with all instructions of the Board of Smith & Nephew plc in connection with the business. You will also be appointed as a director of Smith & Nephew plc and your duties in respect of that role will be performed in accordance with the Appointment Letter from Smith & Nephew plc.

I look forward to the contribution that I know you will make and the expertise that you will add to our leadership team. The effective date of your appointment is to be determined but is anticipated to be no later than 7 May 2018.  This letter, which incorporates by reference 1) the attached agreement entitled “PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT AND AGREEMENT NOT TO COMPETE” and 2) the attached agreement entitled “‘NO FAULT’ INVOLUNTARY TERMINATION AGREEMENT”, sets forth the terms and conditions of employment upon which you will join Smith & Nephew and supersedes any and all prior or contemporaneous agreements, whether oral or written, with respect to employment. Smith & Nephew reserves the right to modify the terms and conditions in this letter and the two attachments at any time.

Salary:  Your annualized base salary will be $1,540,000, paid on a bi-weekly basis. This is an exempt position. Your next salary review date will be April 2019.

Bonus:  You will be eligible to participate in the Executive Cash Incentive Program (CIP), in accordance with the Plan’s provisions, where at target performance, your award opportunity is 100% of salary. A pro-rata award will apply for this year’s performance year based on date of hire. Award levels are dependent on actual business results. The rules of the CIP scheme may be changed by the Remuneration Committee of the Board of Directors of Smith & Nephew plc at any time.

Executive Share Incentive Programs: You will be eligible for participation in the Smith & Nephew Executive Share Incentive Programs in accordance with the Smith & Nephew Global Share Plan 2010

Rules which may be changed by the Remuneration Committee of the Board of Directors of Smith & Nephew plc at any time. The two components of the program are as follows:

• Equity Program – You will be granted an annual award of Smith & Nephew plc shares in the amount of 50% of base salary if annual individual objectives are achieved with step vesting over a three year period based on sustained performance. Maximum opportunity is up to 65% of salary based on consistently exceeding objectives. A pro-rata award will apply for this year’s performance year based on date of hire.

• Performance Share Program – You will be granted an annual award of Smith & Nephew plc shares in the amount of 95% of base salary subject to target Company performance over three years. The actual vesting will be determined at the end of the three year performance period with 200% of target opportunity for maximum overachievement and 50% of target for threshold achievement. A pro-rata award will apply for this year’s program based on date of hire. Your awards will be granted subject to a two year holding period which will begin on the date your award vests. During the holding period, your shares will be held on your behalf by a nominee. Further details regarding the nominee arrangement will be provided when your awards vest. During the holding period, neither you nor the nominee can sell or transfer the shares (or dispose of or create any restrictions in respect of them) other than in the limited circumstances provided for in the rules of the Plan. If you leave Smith & Nephew, the holding period will continue to apply.

Executive Share Ownership Guidelines:  One of the main objectives of the suite of incentive plans is to ensure there is strong alignment between the interests of our senior executives with those of our shareholders. Therefore, in order to encourage executives to think like our shareholders, there is an expectation that our senior team members will build up and maintain an appropriate level of shareholding in Smith & Nephew plc. For you, this means an equivalent of 300% of Salary. Upon commencing employment any shares held by (or in respect of) you, your spouse or partner will count towards meeting your share ownership guidelines.

Executive Allowances: You will be eligible to receive the following annualized allowance paid monthly, less appropriate taxes:

•	$12,700 car allowance

US Savings Plan (401(k)):  You will be eligible to participate in the US Savings Plan with a 50% Company match up to the first six percent you elect to defer. Additionally, the Company will contribute an additional 4.5% of your eligible compensation up to the IRS limits in accordance with plan provisions.

Executive Plus Plan: You will be eligible to participate in the Smith & Nephew Executive Plus Plan, a supplemental non-qualified retirement plan, where the Company in its sole discretion may contribute an amount equal to 20% of your base salary. You have the opportunity to select from several investment options and have 30 calendar days from your date of hire to make your distribution election in accordance with plan provisions.

Executive Deferred Compensation Plan:  You will be eligible to participate in the Smith & Nephew Executive Deferred Compensation Plan which allows you to defer a portion of your base salary before taxes, and a portion or all of your annual bonus award (if applicable) in accordance with plan provisions. As a new hire, you have 30 days from your eligibility date to enroll in the Plan. When you are eligible to enroll, Fidelity Investments will send you an email with a link to the Fidelity Net Benefits system. New hires may enroll in the current year depending on hire date.

Work Location:  You will be based in our offices at 150 Minuteman Road, Andover MA 01810 US.

Other Benefits: You will be eligible for additional benefits including Medical and Dental Insurances for which the Company pays a major portion of the premium cost. Additionally, you are eligible to take part in a fully paid Vision Care Program and Disability Insurances, as well as elect to participate in our Employee Stock Purchase Plan where you can purchase Smith & Nephew plc stock at a discount (new hires may enroll in the next quarterly enrollment following completion of 90 days of employment). Your participation in these benefit programs will be in accordance with our plan requirements and consistent with the terms of the various plans. You will be eligible for the free Executive Health Exams (EHE) International preventive healthcare program. Within the next few weeks you will receive an information packet from EHE. To schedule an exam or learn more about the program call EHE at 800‑362‑8671.

Paid Time Off: Paid Time Off promotes a flexible approach to managing time off and covers vacation, illness, care of dependents, personal time and any other reason to take time off from work.

You will be eligible to accrue 18 Paid Time Off days annually, prorated for the year of your hire based on your start date. Below is a schedule of Paid Time Off and accruals based on years of service.

Years of Service	Monthly PTO Accrual	Yearly Accrual Maximum
New hire - 2 years	12 hours/month	144 hours (18 days)
3 years	14 hours/month	168 hours (21 days)
5 years	15.33 hours/month	184 hours (23 days)
10 years	17.33 hours/month	208 hours (26 days)
15 years	18.67 hours/month	224 hours (28 days)
20 years	20.67 hours/month	248 hours (31 days)
25 years	22 hours/month	264 hours (33 days)

Holiday: The Holiday Schedule provides eleven (11) paid holidays and four (4) floating holidays in a calendar year.

The floating holidays are prorated as follows:

•	Employees hired in Q1 (Jan-Mar) receive four (4) floating holidays
•	Employees hired in Q2 (Apr-Jun) receive three (3) floating holidays
•	Employees hired in Q3 (Jul-Sept) receive two (2) floating holiday
•	Employees hired in Q4 (Oct-Dec) receive one (1) floating holiday

Notice of Termination:  Nothing in this offer should be construed as a guarantee of employment for a specific period of time. Subject to the provisions of this paragraph (and the terms of the ‘NO FAULT’ INVOLUNTARY TERMINATION AGREEMENT attached to this letter), you will be an at-will employee and you or the Company may terminate the employment relationship between you and the Company at any time with or without cause. Notwithstanding the foregoing, given the strategic importance of the position you are being offered and the irreparable harm to the Company, its client relationships, and its business opportunities that your abrupt resignation or other voluntary departure would likely cause, and in consideration for the considerable financial commitments the Company has extended to you pursuant to this offer of employment, you agree to provide the Company with one-hundred and eighty (180) days prior written notice of your resignation or other voluntary termination of your employment (the “Notice Period”). You also agree that, because your services are personal and unique, and because you will have access to and will be acquainted with Proprietary Information (as defined in the Company’s “Proprietary Information, Inventions And Non-Competition Agreement), to the fullest extent permitted by applicable law, this Notice of Termination provision will be enforceable by injunction, specific performance or other equitable relief, without bond and without prejudice to any other rights or remedies that the Company may have for breach of this Notice of Termination provision. The Company shall have the right to exercise its discretion with respect to the duration of the Notice Period (or any portion of the Notice Period), to shorten or waive the Notice Period, in whole or in part, to consider your resignation effective immediately or some date prior to the end of the Notice Period, to change or remove any of your duties during the Notice Period, including, without limitation, directing or requiring that you remain away from the Company’s premises during all or part of the Notice Period, and/or to take such other action as determined by the Company to aid and assist in the transition process associated with your departure. You are required to abide by the Company’s direction during the Notice Period including, as may be applicable, by not performing certain or any work or duties and/or not coming onto the Company’s premises during all or part of the Notice Period, as directed by the Company in its sole discretion. During the Notice Period, you (i) will continue to be an employee of the Company, (ii) will continue to be entitled to receive your then current base salary and such benefits as are in effect from time to time for employees in general (but not any further Bonus/CIP or other incentive compensation), (iii) will continue to be subject to your fiduciary duties and other obligations as an employee and officer of the Company, including, but not limited to, your duty of loyalty, and must continue to act in a manner consistent with such duties and obligations, and (iv) must cooperate in the transition of your duties and responsibilities. If the Company elects to shorten or waive the Notice Period, in whole or in part, the Company also reserves the right, in its sole discretion, to not pay you any base salary or other compensation or benefits for any remaining portion of the Notice Period. You agree that you will not commence employment with any other employer during the Notice Period without the Company’s prior written consent.

Code of Conduct: You are expected to comply with the provisions of the Smith & Nephew Code of Conduct and all company policies in any activities conducted on the company’s behalf. Breach of these provisions may affect partially or wholly the incentives noted herein and may also result in disciplinary action including and up to termination.

CONTINGENCIES:  This offer is contingent upon the following:

•	Signing and abiding by the company’s “PROPRIETARY INFORMATION, INVENTIONS AND NON-COMPETITION AGREEMENT”;
•	Signing the company’s “‘NO FAULT’ INVOLUNTARY TERMINATION AGREEMENT”;
•	Signing the Appointment Letter from Smith & Nephew plc;
•	Successful completion of a background check by an outside agency engaged by the company (sign enclosed background check authorization);
•	Successful passage of a drug screening test; and
•	Compliance with federal I‑9 requirements (please provide suitable documentation on your first day of work verifying your identity and legal authorization to work in the United States).

I am confident this position will provide you with the challenge, opportunity for contribution, and growth that you seek. I look forward to your assuming your new position with our leadership team. Please acknowledge approval and acceptance of this offer with your signature and date in the space provided and return the original to me.

Sincerely,

/s/ Elga Lohler

Elga Lohler

Chief Human Resources Officer

cc: B. Newcomb

3 April 2018

PROPRIETARY INFORMATION, INVENTIONS, AND NON-COMPETITION AGREEMENT

This Proprietary Information, Inventions, and Non-Competition Agreement (this “Agreement”) is entered into this 8 day of May, 2018, between Namal Nawana and Smith & Nephew, Inc. (the “Company”). As a condition of Employee’s initial employment or continued employment, and in consideration of the mutual covenants contained herein, the Company and Namal Nawana (Employee) agree as follows:

1.	Nondisclosure

1.1. Recognition of Company’s Rights; Nondisclosure.  Employee will be provided and/or create certain Proprietary Information (defined below) related to Employee’s position and duties with the Company.  At all times from the date of this Agreement, during Employee’s employment and thereafter, Employee will hold in the strictest confidence and will not disclose, use, lecture upon or publish any of the Company’s Proprietary Information other than in the course and scope of performing Employee’s duties on behalf of the Company.  Employee will obtain Company’s written approval, signed by an officer of the Company, before submitting for publication any material (written, verbal, or otherwise) that relates to Employee’s employment and/or incorporates any Proprietary Information.  Employee hereby assigns to the Company any rights Employee may have or acquire in Proprietary Information learned or created by Employee during Employee's employment.  All Proprietary Information learned or created by Employee during the employment will be the sole property of the Company and its assigns and successors.

1.2. Proprietary Information.  “Proprietary Information” means any and all confidential and/or proprietary knowledge, data, information, or compilations of the Company, and includes, but is not limited to, any “Trade Secrets” as that term is defined by Tenn. Code Ann. § 47-25-1702(4) and 18 U.S.C. § 1839(3).  “Proprietary Information” also includes, without limitation, non-public information relating to current products, products under development, product features, research and development, processes, policies, know-how, designs, drawings, clinical data, test data, formulas, methods, training, samples, media and/or cell lines, developmental or experimental work, improvements, discoveries, software code, manufacturing information, marketing information, business plans, financial information, sales information, customer information, supplier information, vendor information, and employee information.  Notwithstanding the foregoing, Proprietary Information does not include information that is, through proper means, either already public knowledge or generally known in the trade or industry. A compilation will remain protected regardless of whether or not individual items of information are public or can be independently acquired if the Company’s compilation itself (as a whole) is confidential.

1.3. Third Party Information.  Employee understands that the Company has received and in the future will receive from third parties confidential or proprietary information (“Third Party Information”) which the Company is obligated to maintain as confidential and to use only for certain limited purposes.  From the date of this Agreement, during the term of Employee’s employment and thereafter, Employee will hold Third Party Information in the strictest confidence, will use Third Party Information only at the Company’s direction and for the Company’s benefit, and will not disclose Third Party Information to anyone (other than Company personnel who need to know such information in connection with their work for the Company), unless otherwise expressly authorized in writing by an officer of the Company.

1.4. No Improper Use of Information of Prior Employers and Others.  Employee represents and warrants that Employee has not retained any copies, electronic or otherwise, of any confidential, proprietary, or trade secret information or property that belongs to any former employer or other person or entity to whom Employee has an obligation of trust or confidentiality.  During Employee’s employment with the Company, Employee will not use, disclose, or bring onto the Company premises any such confidential, proprietary, or trade secret information or property.  Employee may only use non-confidential information that is generally known and used by persons with training and experience comparable to Employee’s own training and experience, that is common knowledge in the industry or otherwise legally in the public domain, or that is otherwise provided or developed by the Company.

2.	Assignment of Inventions.
2.1. Proprietary Rights. “Proprietary Rights” means all trade secret, patent, copyright, mask work and other intellectual property rights throughout the world.

2.2. Inventions. “Inventions” means all products, procedures, systems, machines, methods, processes, know-how, uses, apparatuses, compositions of matter, ideas, designs or configurations, features, drawings, clinical data, test data, formulas, discoveries, and computer code or programs of any kind, that have been discovered, conceived, reduced to practice, developed, made, or produced, as well as any improvements to same.  Without limiting the foregoing, “Inventions” has, but is not limited to, the meaning assigned to it under United States patent laws.  “Inventions” includes all of the foregoing, whether developed by Employee alone or jointly with others, and without regard to whether or not described in writing or reduced to practice.

2.3. Prior Inventions. Inventions, if any, patented or unpatented, which Employee made prior to the commencement of Employee’s employment with the Company are excluded from the scope of this Agreement.  Employee agrees that Employee will not incorporate, or permit to be incorporated, Prior Inventions in any Company Inventions without the Company’s written consent.  Notwithstanding the foregoing, if, in the course of Employee’s employment with the Company, Employee incorporates a Prior Invention into a Company product, process or machine, then the Company is hereby granted and will have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license (with rights to sublicense through multiple tiers of sub-licensees) to make, have made, modify, use and sell such Prior Invention.

2.4. Assignment of Inventions.  Subject to the other provisions of this Agreement, Employee does hereby grant and assign to the Company all of Employee’s right, title and interest in and to any and all Inventions (and all Proprietary Rights with respect to any Inventions) whether or not patentable or registrable under copyright or similar statutes, made or conceived or reduced to practice or learned by Employee, either alone or jointly with others, during the period of Employee’s employment with the Company.  Inventions assigned to the Company, or to a third party as directed by the Company pursuant to this section, are referred to as “Company Inventions.”

2.5. Non-assignable Inventions.  This Agreement does not require Employee to assign to Company any Invention in the field of in-vitro diagnostics or any Invention that cannot be lawfully assigned through an employment agreement under applicable law, and does not require Employee to assign to Company any Invention that Employee developed entirely on Employee’s own time without using the Company’s equipment, supplies, facilities or trade secret information except for those Inventions that either:  (1) Relate to the Company’s business, or actual or demonstrably anticipated research or development of the Company, at the time of (a) conception of the Invention or (b) reduction to practice of the Invention; or (2) result, in whole or in part, from any work performed by Employee for the Company.

2.6. Obligation to Keep Company Informed.  During Employee’s employment and for one (1) year after the conclusion of Employee’s employment with the Company, Employee will promptly disclose to the Company fully and in writing all Inventions authored, conceived or reduced to practice by Employee, either alone or jointly with others.  In addition, Employee will promptly disclose to the Company all patent applications filed by Employee or on Employee’s behalf within one (1) year after the conclusion of Employee’s employment.  At the time of each such disclosure, Employee will advise the Company in writing of any Inventions that Employee believes to be non-assignable as set out above, and Employee will at that time provide to the Company in writing all evidence necessary to substantiate that claim.  The Company will keep in confidence and will not use for any purpose or disclose to third parties, without Employee’s consent in writing, any confidential information disclosed in writing to the Company that relates to Inventions that are not assignable within the meaning of this Agreement.  Employee will keep in confidence and will not use for any purpose or disclose to third parties, without the Company’s consent in writing, any Invention that does not meet the definition of a non-assignable invention within the meaning of this Agreement.

2.7. Government or Third Party.  Employee agrees to assign all of Employee’s right, title and interest in and to any particular Invention to a third party, including without limitation the United States, as directed by the Company.

2.8. Works for Hire.  Employee acknowledges that all original works of authorship which are made by Employee (solely or jointly with others) within the scope of Employee’s employment and which are protectable by copyright are “works made for hire,” pursuant to United States Copyright Act (17 U.S.C. § 101).

2.9. Enforcement of Proprietary Rights.  During and after Employee’s employment with the Company, Employee will assist the Company in every proper way to obtain, and from time to time enforce, United States and foreign Proprietary Rights relating to Company Inventions in any and all countries.  To that end, Employee will execute, verify and deliver such documents and perform such other acts (including appearances as a witness) as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining, and enforcing such Proprietary Rights and the assignment of such Proprietary Rights.  In addition, Employee will execute, verify, and deliver assignments of such Proprietary Rights to the Company or its designee.  Employee’s obligation to assist the Company with respect to Proprietary Rights relating to such Company Inventions in any and all countries will continue beyond the conclusion of Employee’s employment.

If the Company is unable for any reason, after reasonable effort, to secure Employee’s signature on any document needed in connection with the actions specified in the preceding paragraph, Employee hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Employee’s agent and attorney in fact, which appointment is coupled with an interest, to act for and in Employee’s behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by Employee.  Employee hereby waives and quitclaims to the Company any and all claims, of any nature whatsoever, which Employee now or may hereafter have for infringement of any Proprietary Rights assigned hereunder to the Company.

3.

Records.    Employee agrees to keep and maintain adequate and current records (in the form of notes, sketches, drawings and in any other form that may be required by the Company) of all Proprietary Information developed by Employee, as well as all Inventions made by Employee, during the period of Employee’s employment at the Company.  Those records will be available to and remain the sole property of the Company at all times.

4.

Additional Activities.  Employee agrees that while employed by the Company, Employee will not, without the Company’s written consent, engage in any employment or business activity that is competitive with, or that would otherwise conflict or interfere with the performance of Employee’s duties and responsibilities on behalf of the Company.

5.

No Conflicting Obligation.  Employee represents, as a material term of this Agreement, that Employee is not subject to any agreement, restriction, or confidentiality obligation arising prior to Employee’s employment with the Company that would hinder or prevent performance of Employee’s duties under this Agreement, or that would conflict with or be inconsistent with the obligations undertaken by Employee in this Agreement.  Employee further represents and agrees that during Employee’s employment with the Company, Employee will not enter into any agreement, either written or oral, that conflicts with the terms of this Agreement or that would prevent Employee from performing the terms of this Agreement.

6.

Appearance in company materials.By signing below, Employee freely gives the Company permission, to the fullest extent allowed by law, to use Employee’s name, voice, signature, image, or likeness in its promotional, advertising, training and marketing materials. Employee will not receive any additional compensation from Company for any such use.

7.

Return of Company Documents And Property.  At the conclusion of Employee’s employment with the Company, Employee will return to the Company all information, which relates to the Company’s business, including, but not limited to, Proprietary Information, that Employee received from or on behalf of the Company, or that Employee created while working for the Company.  This requirement pertains to all information that is in Employee’s possession, custody or control, and includes both paper documents and electronically stored information.  Any Company information in the possession, custody, or control of Employee must be returned to the Company in the form in which it exists, without alteration or deletion.  By way of example only, the information Employee must return includes code, data, programs, databases, printed materials, customer lists, mailing lists, account information, samples, prototypes, price lists, and pricing information.  Upon termination of employment, Employee must also return all physical property belonging to the Company, such as phone cards, cellular phones, storage devices, computing devices (including laptop, desktop, and tablet computers), keys, key cards, and all other tangible and intangible property without altering the condition of same.  Employee must further provide the Company with any passwords or other login information needed to access or use the returned Company information and/or physical property.

8.

Non-Solicitation Of Certain Customers And Agreement Not To Compete. Employee acknowledges that in performing his/her responsibilities for the Company, Employee has been, or will be, given access to the Company’s Proprietary Information, Trade Secrets, and/or other valuable business interests, such as the Company’s customer relationships and goodwill.  Employee further acknowledges and agrees that the restrictive covenants set out below are necessary to protect Company’s business interests, which are deserving of protection. Accordingly, Employee agrees that during the period of employment with the Company and for twelve (12) months thereafter, Employee will not, directly or indirectly, engage in any of the competitive activities described below:

8.1.

Solicit, call upon, or engage in efforts to divert business from any Restricted Customer (defined below) for Employee’s own benefit or for the benefit of any other person or entity, by selling, promoting, or attempting to sell or promote products or services that compete with the Company’s products or services, or its prospective products or services.  For purposes of this Section 8.1, the term “Restricted Customer” means any individual, entity, organization, or network that was an actual customer of the Company and which Employee called upon, solicited, serviced, and/or had material contact with on behalf of the Company, for which Employee had management responsibility, for which Employee earned compensation or commissions, or about which Employee developed, was provided, or had access to Proprietary Information, during the two (2) years preceding the termination of Employee’s employment with the Company. While Employee is a resident of California and subject to its law, this restriction shall only apply to the extent necessary to protect Trade Secrets of the Company;

8.2Engage in any activity within the Restricted Territory (defined below) for Employee’s own benefit, or for the benefit of any other person or entity, which activity involves the sale, attempted sale, or promotion of any product or service that is competitive with any of the Company’s products or services, or prospective products or services, for which Employee sold, promoted, or attempted to sell or promote during the two (2) years preceding the termination of Employee’s employment with Company.  While Employee is a resident of California and subject to its law, this restriction shall not apply.

8.3Perform any job function within the Restricted Territory (defined below) on behalf of any competitor of the Company, which function is similar to or competitive with any of the material job functions Employee performed for Company during the two (2) years preceding the termination of Employee’s employment with Company.  This prohibition includes performing any such job function as an employee, independent contractor, or any form of agent.  While Employee is a resident of California and subject to its law, this restriction shall not apply.

For all sales positions, the “Restricted Territory” refers to: any geographic territories and/or accounts (a) assigned to Employee, (b) where Employee solicited and/or serviced customers, and/or (c) for which Employee was responsible at any time during the two (2) years preceding the termination of Employee’s employment with Company.

For all non-sales positions, the “Restricted Territory” refers to: each state, county (or county equivalent) where Employee’s knowledge, use, or disclosure of the Company’s Proprietary Information could benefit the competitive business interests of Employee or any other person or entity engaged in, or about to become engaged in, competition with any aspect of Company’s business for which Employee had employment-related responsibility during the two (2) years preceding the termination of Employee’s employment with Company.

Employee agrees that the limitations imposed in this section 8 are reasonable and no more restrictive than necessary to protect the legitimate business interests of the Company, to preserve the integrity of Proprietary Information and other confidential information disclosed to Employee pursuant to this Agreement, and to preserve the Company’s valuable customer relationships and goodwill.  These provisions will apply regardless of the reasons for Employee’s resignation from, or termination of employment by, the Company and will apply even if Employee is not entitled to salary continuation or severance when the employment relationship is terminated.

9.

Non-Solicitation of Employees. During Employee’s employment with the Company and for twelve (12) months after termination of Employee's employment for whatever reason, Employee will not: (a) solicit, encourage, or knowingly induce any Company employee or representative, that Employee met or became knowledgeable of during Employee’s employment with the Company, to leave the employ of or terminate his or her relationship with the Company in order to compete with the Company or to work for or assist a competitor of the Company, or (b) offer to employ, participate in the hiring process of, arrange employment for, or interview anyone who at that time is employed by the Company or has been employed by the Company for any period of time during the previous six (6) months.  While Employee is a resident of California or Colorado and subject to the law of said state, part (b) of this restriction shall not apply.

10.Legal and Equitable Remedies.  Because Employee’s services are personal and unique, and because Employee may have access to and become acquainted or entrusted with the Company’s Proprietary Information, customer relationships, and goodwill, any breach or violation of this Agreement by Employee will cause the Company irreparable harm which cannot be adequately compensated by an award of money damages.  The Company will have the right to enforce this Agreement and any of its provisions by injunction, specific performance or other equitable relief, restraining Employee from violating the terms of this Agreement, either directly or indirectly, or from otherwise engaging in conduct that compromises the protection afforded the Company by this Agreement, without the necessity of posting a bond or other financial assurance, and without prejudice to any other rights and remedies that the Company may have for a breach of this Agreement.  If Employee fails to comply with a post-employment time-limited restriction in this Agreement, the time period for that restriction shall be tolled during any such violation and extended by an amount of time equal to the period during which such violation continued in order to provide the Company the full duration of the restrictions bargained for in this Agreement. Additionally, if either party shall commence a proceeding to enforce or declare unenforceable any post-employment restriction in this Agreement, the running of the restrictive periods in this Agreement shall be tolled during any such proceeding and until such time as a court of competent jurisdiction declares the restrictions unenforceable, finds that a  violation has not occurred, enters an order enforcing any portion of the post-employment restrictions of this Agreement, or enters an order imposing a different or more limited restriction as such court deems reasonable.

11.Costs.    In any suit or other proceeding initiated for any purpose with respect to this Agreement, the prevailing party shall be entitled to have and recover from the other party all costs and expenses, including reasonable attorneys’ fees, incurred as a result of the suit or other proceeding.

12.Disclosure of Legal Immunities.  Notwithstanding the obligations established by this Agreement and the restrictions imposed by state and federal law with respect to the protection of the Company’s Proprietary Information and Trade Secrets, Employee shall not be held criminally or civilly liable under any federal or state trade secret law for (i) the disclosure of a Trade Secret that is made in confidence to a federal, state, or local government official, either directly or indirectly, solely for the purpose of reporting or investigating a suspected violation of law; (ii) the disclosure of a Trade Secret that is made in confidence to an attorney solely for the purpose of reporting or investigating a suspected violation of law; or (iii) the disclosure of a Trade Secret that is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal and not as part of the public record.  Further, if Employee initiates a lawsuit against the Company alleging retaliation for Employee’s reporting of a suspected violation of law, Employee may, if necessary, disclose a Trade Secret to Employee’s attorney and use the Trade Secret information in the court proceeding, if

Employee files any document containing the Trade Secret under seal and does not disclose the Trade Secret, except pursuant to court order.

13.Notices.  Any notices required or permitted by the terms of this Agreement shall be provided to the appropriate party at the address specified below or at such other address as the appropriate party will specify in writing.  Such notice shall be deemed given upon personal delivery to the appropriate address or if sent by certified or registered mail, three (3) days after the date of mailing.

14.Notification of New Employer.  Employee consents to notify any future employer or other company with which Employee becomes affiliated of Employee’s rights and obligations under this Agreement.

15.General Provisions.

15.1Governing Law; Consent to Personal Jurisdiction.  This Agreement will be governed by and construed according to the laws of the State of Tennessee, as such laws are applied to agreements entered into and to be performed entirely within Tennessee between Tennessee residents.  Employee and Company each expressly consent to the personal jurisdiction of the state and federal courts located in Shelby County, Tennessee to adjudicate any dispute between Company and Employee arising under or related to this Agreement. Any action arising under or related to this Agreement shall be adjudicated exclusively by a state or federal court of competent jurisdiction in Shelby County, Tennessee. Employee waives any defense regarding the propriety of venue, including any argument that venue should not be in Tennessee due to the inconvenience of the forum to the parties or witnesses.  During such time that Employee primarily lives and works in California, and only with respect to a claim arising exclusively in California, this provision shall not be construed to deprive Employee of the substantive protection of California law or to require Employee to litigate such claim outside the State of California.

15.2Waiver of Right to Trial by Jury.    Employee and the Company agree that any legal or equitable action relating to this Agreement and/or relating to either party’s rights or obligations under this Agreement shall be tried by the court.  Employee and the Company each knowingly, voluntarily, and intentionally waive their respective rights to a trial by jury.

15.3Severability.  In case any one or more of the provisions contained in this Agreement is, for any reason, held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect the other provisions of this Agreement, and this Agreement will be construed as if such invalid, illegal or unenforceable provision had never been contained in this Agreement.  If moreover, any one or more of the provisions contained in this Agreement is, for any reason, held to be excessively broad as to duration, geographical scope, activity or subject, the parties expressly agree that the court shall partially enforce or construe it by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable law as it will then appear.

15.4Successors and Assigns.  This Agreement will be binding upon Employee’s heirs, executors, administrators and other legal representatives and will be for the benefit of the Company, its successors, and its assigns.

15.5Survival.  The provisions of this Agreement will survive and shall continue to apply and be valid notwithstanding any change in Employee’s duties, responsibilities, position, title, compensation or other terms and conditions of employment, the termination of Employee’s employment or the assignment of this Agreement by the Company to any successor in interest or other assignee.  Employee expressly consents to any such assignment of this Agreement by the Company to any successor in interest or other assignee.  The existence of a cause of action by Employee against the Company shall not constitute a defense to enforcement of Employee’s obligations under this Agreement.  This Agreement will automatically inure to the benefit of any parent, subsidiary, successor or assign, of the Company that Employee provides services to or is provided Proprietary Information about without the need for any further action by Employee, and may be enforced by any one or more of same as intended third party beneficiaries of this Agreement.

15.6Termination of Employment.  Employee agrees and understands that nothing in this Agreement will confer any right of employment with the Company, nor will it interfere in any way with Employee’s right or the Company’s right to terminate the employment at any time, for any reason, with or without cause, and with or without notice.

15.7Waiver.  No waiver by the Company of any breach of this Agreement will be a waiver of any preceding or succeeding breach.  No waiver by the Company of any right under this Agreement will be construed as a waiver of any other right.  The Company will not be required to give notice to enforce strict adherence to all terms of this Agreement.

15.8Entire Agreement.  This Agreement is the final, complete and exclusive agreement of the parties with respect to its subject matter, and supersedes and merges all prior discussions between Employee and the Company.  No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing and signed by the party to be charged.

This Agreement will be effective as of the first day of Employee's employment with the Company, namely: May 7, 2018.

I HAVE READ THIS AGREEMENT CAREFULLY AND UNDERSTAND ITS TERMS.

NAMAL NAWANA

/S/ NAMAL NAWANA

Date: 8 May, 2018

Smith & Nephew, Inc.

/s/ Elga Lohler

Title: Chief Human Resources Officer

Date: May 8, 2018

EXHIBIT A

TO:                   Smith & Nephew, Inc.

FROM:             NAMAL NAWANA

DATE:

SUBJECT:Prior Inventions

1. Except as listed in Section 2 below, the following is a complete list of all inventions or improvements relevant to the subject matter of my employment with Smith & Nephew, Inc., (the “Company”) that have been made or conceived or first reduced to practice by me alone or jointly with others prior to my employment with the Company:

☐☐No inventions or improvements.

☐☐See below:

additional sheets attached.

2. Due to a prior confidentiality agreement with the following party(ies), I cannot complete the disclosure under Section 1 above with respect to inventions or improvements generally listed below:
	Invention or Improvement	Party(ies)	Relationship

1.

2.

3.

additional sheets attached.

“NO FAULT” INVOLUNTARY TERMINATION AGREEMENT

This Agreement provides no guarantee of employment for a specific period of time. Subject to the terms of this Agreement, and the Notice of Termination provisions in the offer letter to which this Agreement is attached, Smith & Nephew is an at-will employer, meaning that either you or the Company can terminate your employment at any time, with or without cause.

The following provisions shall apply where Smith & Nephew, Inc. (the “Company”) terminates your employment involuntarily without “Cause” (as that term is defined in this Agreement):

(1) The Company will provide you 12 months advance notice (the “Notice Period”) of an involuntary termination without “Cause” (as that term is defined in this Letter Agreement).

(2) The Company, in its sole discretion, may waive the Notice Period and provide you with the following payments/benefits, which are expressly conditioned upon the execution of both a standard release and waiver of claims as well as a 12‑month non-compete/non-solicitation clause, in form and substance satisfactory to the Company, provided in accordance with governing law. All standard Confidentiality Agreements will continue to be in effect.

•	Lump sum severance payment in an amount equal to 12 months base salary.
•	The Remuneration Committee will consider, in its absolute discretion, the extent to which any additional payment should be made to you in lieu of an unearned annual bonus award, if any.
•	Lump sum payment in lieu of 12 months car allowance.
•	Lump sum payment equivalent to 100% of COBRA Premiums for Health and Dental plans for a period of 12 months, provided that Cobra coverage is elected
•	A lump sum contribution equivalent to what would have been made to the 401k Plus program for 12 months (4.5% up to IRS Qualified Plan Maximum) to be directed to the Executive Plus program
•

12 months of Company contributions into the Executive Plus program in an amount equal to 20% of base salary. In addition, all Company contributions made to Executive Plus Plan to be 100% vested upon termination

(3)	The following definitions apply to this Agreement.

“Cause” shall mean (i) your conviction for committing a felony under federal law or the law of the state in which such action occurred; (ii) your bad faith or willful, gross misconduct or acts of dishonesty in the course of fulfilling your employment duties; or (iii) willful failure or gross negligence on your part to perform your employment duties in any respect or (iv) willful violation of the Smith & Nephew Code of Conduct or underlying policies.

“Change in Control” shall mean any occurrence or condition which causes substantially all of the assets or the businesses of Smith & Nephew to be assigned or under the control of a third party that is not an existing Affiliated Company of Smith & Nephew as of the date of the occurrence or condition, whether by operation of law, disposition of assets or stock, by merger or otherwise.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” means Smith & Nephew and its parent corporations, subsidiaries, affiliates and their successors and assigns.

“Affiliated Company” means any corporation, partnership, proprietorship, or other entity controlled by, controlling, or under common control with Smith & Nephew, and shall include any corporation, or partnership, proprietorship or other entity directly or indirectly owning, owned by or under common ownership with Smith & Nephew to the extent of fifty percent (50%) or more of the equity or voting shares, including shares owned beneficially by such party.

(4) Where it is determined that a Change in Control has occurred, and that the provisions of Section (5) below have been triggered, then in addition to the payments described in Section (5), the Company will provide you with reimbursement for reasonable legal costs you may incur to enforce this Letter Agreement. This reimbursement will be paid out only in those cases where you are successful in the dispute.

(5) Where it is determined that a Change in Control has occurred, and it is further determined that either (a) the Company has terminated your employment without Cause within 12 months of the closing date of the transaction leading to the Change in Control, or (b) you have resigned promptly because, within 12 months of the closing date of the transaction leading to the Change in Control, there has been (i) a significant diminution of your role or status within the Company; (ii) a  reduction in your salary or benefits; or (iii) a mandatory relocation from your existing work location, then Section (2) above will apply to you (regardless of whether the Company waived the Notice Period).

(6) In a change in control situation affecting Smith & Nephew, entitlement under any of the Company’s share plans will be in accordance with the Rules of each of those Plans.

(7) All payments and benefits provided under this Agreement shall be paid in such a manner as to satisfy the short-term deferral exception and/or the separation pay exception to the application of Section 409A of the Code, and the timing and form of such payments and benefits will be interpreted and, if necessary, modified as necessary to ensure compliance.

(8) Notwithstanding anything to the contrary herein, in the event of an involuntary termination not for Cause and which is not the result of a Change in Control, if it shall be determined that any Payment to you would be subject to the Excise Tax (as defined below) as a result of all or part of the payments under this Letter Agreement, then the amounts payable under this Letter Agreement to you shall be reduced so that the Parachute Value of all Payments, in the aggregate, equals the Safe Harbor Amount (the reduction of the amounts payable shall be made in such a manner as to maximize the Value of all Payments actually made to you); provided that payments under this letter shall not be reduced if such reduction does not reduce the Parachute Value of all Payments to the Safe Harbor Amount.

In the event of a Change in Control, the Remuneration Committee will have discretion to decide whether the preceding paragraph will apply.

The following terms shall have the following meanings for purposes of this section.

“Excise Tax” shall mean the excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

“Parachute Value” of a Payment shall mean the present value as of the date of the change of control for purposes of Section 280G of the Code of the portion of such Payment that constitutes a “parachute payment” under Section 280G(b)(2), as determined by an accounting firm appointed for purposes of determining whether and to what extent the Excise Tax will apply to such Payment.

A “Payment” shall mean any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for your benefit, whether paid or payable pursuant to this letter or otherwise.

The “Safe Harbor Amount” means 2.99 times your “base amount,” within the meaning of Section 280G(b)(3) of the Code.

“Value” of a Payment shall mean the economic present value of a Payment as of the date of the Change of Control for purposes of Section 280G of the Code, as determined by the appointed accounting firm using the discount rate required by Section 280G(d)(4) of the Code.

I HAVE READ THE FOREGOING “NO FAULT” INVOLUNTARY TERMINATION AGREMENT, AM AWARE OF AND UNDERSTAND ITS CONTENTS, AND VOLUNTARILY ACCEPT THE TERMS AND CONDITIONS SET FORTH HEREIN.

/s/ Namal Nawana	/s/ Elga Lohler
Employee Signature	Smith & Nephew, Inc.
Date 3 April 2018	Date 3 April 2018